LETTERHEAD
February 22, 2011
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Toll Brothers, Inc. Form 10-K for the Fiscal Year Ended October 31, 2010 Filed December 22, 2010 File No. 001-09186
Dear Mr. O’Brien:
We have reviewed your letter of February 9, 2011 regarding the Toll Brothers, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended October 31, 2010 (the “Form 10-K”). To facilitate your review, we have included each comment to which we are responding herein prior to the response to that comment. This document is being submitted via EDGAR. In addition, we have sent you a paper copy.
We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures contained in its filings; that Securities and Exchange Commission (the “Commission”) staff comments and the resulting changes in disclosure made in response to those comments do not foreclose the Commission from taking any action with respect to the filing to which they pertain; and that the Company may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment #1
You disclose your mortgage subsidiary provides mortgage financing “for a portion” of your home closings. Please revise future filings to quantify the approximate percentage of your homebuilders (sic) who obtain loans through your mortgage subsidiary, and the number and dollar amount of loans in each period. Provide us with an example of your future disclosure with actual amounts for the periods in this Form 10-K.
Response:
The functions of TBI Mortgage Company (“TBI Mortgage”), our wholly-owned mortgage subsidiary, are auxiliary to our homebuilding operations. We provide mortgages directly to our homebuyers and, to a much lesser extent, sometimes act as a broker. We believe that we could replace the function of providing mortgages with outside lenders with minimal impact to our financial results. While, on that basis, we believe that such disclosure is not material to a reader’s understanding of our financial statements, we will comply with your request and include such information in future Form 10-K disclosure. An example of such disclosure would include the information set forth in the table below.
TBI Mortgage Capture

		TBI Mortgage Financed	Gross Capture
	Toll Settlements	Settlements*	Rate	Amount Financed
2010	2,642	1,451	54.9%	$530,574,708
2009	2,965	1,341	45.2%	489,268,652
2008	4,743	1,943	41.0%	823,886,914

*	TBI Mortgage Settlements exclude brokered and referred loans which amounts to approximately 5.8%, 5.0% and 2.3% of our closings in 2010, 2009 and 2008, respectively.
Comment #2
You disclose “a very small number” of home buyers who have used your mortgage subsidiary have defaulted on their loans. Please quantify this amount in future filings and provide us with an example of the disclosure for the current 10-K.
Response:
Our disclosure regarding the limited number of home buyers who have used TBI Mortgage and subsequently defaulted on their loans is based on the very low number of buy-back requests (commonly referred to as “mortgage put-backs”). Of the approximately 12,300 loans, with an aggregate value of $5.4 billion, sold by TBI Mortgage in the six year period November 1, 2004 to October 31, 2010, only 25 had been put back to TBI Mortgage over that same period which have resulted in a total of approximately $3.0 million of recorded losses to TBI Mortgage due to default or other investor buy-back demands. We will include disclosure in future Form 10-K filings that is consistent with our response to this Comment #2.
Comment #3 In future filings, please provide additional information on how TBI Mortgage finances the origination of mortgage loans with, in part, the $75 million repurchase agreement with Comerica Bank. You had $433 million of commitments to fund mortgage loans at October 31, 2010, with $263.5 million where home buyers have not locked-in the interest rate.

Response:
TBI Mortgage funds its commitments through a combination of its own capital, capital provided from the Company, its $75 million repurchase facility and from the sale of mortgage loans to various investors. TBI Mortgage obtains commitments from investors to purchase loans from us provided the loans meet certain standards. We will expand future Form 10-K disclosure to include this information.
For the Staff’s information, once a loan is funded, TBI Mortgage assembles the paperwork that it must provide to the investor in order for it to receive the sales proceeds from the investor. In fiscal 2010, the duration between original funding of a mortgage loan and completion of the sale of that loan to the investor averaged 30 days. This is an ongoing process with cash being disbursed to fund loans and cash being received from the proceeds of loan sales to investors. In the 12 month period ended October 31, 2010, TBI Mortgage’s monthly volume of mortgage loans funded ranged from a low of $22.9 million to a high of $78.8 million. In that same period, the highest month-end value of loans funded and held by TBI Mortgage was $92.1 million.
Comment #4
Please disclose in future filings the amount of revenue and costs and expenses related to loan origination and related activities. If material provide a discussion of the changes and trends in these amounts during the reporting periods. You currently disclose the $433 million of commitments at October 31, 2010. Disclose the amount of commitments as of each balance sheet date, discuss material changes and trends, as well as the relationship between this amount and the amount of loans originated during the years. The commitment to fund $433 million at October 31, 2010, is a significant portion of the $628 million in loans originated reported on the statement of cash flows. Provide expanded disclosure to clarify your mortgage origination process, your accounting policies, and the amounts affecting your financial statements.
Response:
As noted in our response to comment #1, TBI Mortgage’s function is auxiliary to our homebuilding operations. We consider the revenues, costs and expenses attributable to loan origination and related activities to be immaterial. With respect to your comment regarding the commitment to fund $433 million as it relates to the $628 million in loans originated as reported on our statement of cash flows, we respectfully note as a point of clarification that we do not consider that to be the appropriate comparison when analyzing the related financial information, as the funding commitment in that comment is being compared with past results, instead of anticipated future results. Rather, we consider the appropriate analysis to be a comparison of our funding commitment at fiscal year end to the number of customer sales contracts in backlog on the same date, as both amounts relate to future business. For example, at October 31, 2009, TBI Mortgage had $419.2 million of commitments to fund future loans and we had $874.8 million of customer sales contracts in backlog, and at October 31, 2010, TBI Mortgage had $433.0 million of commitments to fund future loans and we had $852.1 million of customer sales contracts in backlog. Under this analysis, the level of funding commitment as compared to sales contracts in backlog is comparable both at October 31, 2010 and 2009 and does not represent the significant portion suggested in your comment. We will include expanded disclosure in future Form 10-K filings to clarify the role of TBI Mortgage as it relates to the Company’s operations.

Comment #5
If you have established a reserve relating to representations and warranties attributable to loans that you have sold, tell us what consideration you have given to providing a roll-forward of this reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses.
Response:
In our fiscal year 2010, as a result of more stringent paperwork requirements of our mortgage loan investors, we established a reserve to cover the additional costs that could be incurred if the initial loan sale falls through or if future delinquencies result in losses to TBI Mortgage. The amount of reserve established in fiscal 2010 was $355,000. In addition to this reserve, we have also provided reserves over a period of several years for older known representation and warranty claims of $613,000. We considered the amount of these reserves to be immaterial to the financial statements when taken as a whole and, therefore, concluded that disclosure of a roll-forward of this reserve was not required.
Comment #6
We note from page 10 your disclosure regarding the origination of subprime and high loan-to-value, no documentation loans (collectively, “subprime” loans). We note this appears to be the initial discussion of such loans in your annual or periodic filings. Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:
•	A rate above prime to borrowers who do not qualify for prime rate loans;

•	Borrowers with low credit ratings (FICO scores);

•	Interest-only or negative amortizing loans;

•	Unconventionally high initial loan-to-value rations;

•	Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;

•	Borrowers with less than conventional documentation of their income and/or net assets;

•	Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increases in the monthly payment amount, and/or;

•	Including substantial repayment penalties and/or repayment penalties that extend beyond the initial interest rate adjustment period.

Tell us how you specifically define your subprime loans in practice, considering the above definition, in general, as part of your response. Please provide us with a comprehensive analysis of your exposure to subprime residential loans, including the amount of such loans originated, the amount sold or securitized, the amount of any related write-offs, and the amount of any retained securitized or whole loan interests in subprime residential mortgages. Discuss any loans, commitments and investments in subprime lenders.
Response:
We included disclosure about the origination of subprime and no documentation loans in the Form 10-K to inform the reader/investor of our potential exposure to the turmoil in the mortgage markets and to distinguish our mortgage practices from those of other companies that have been the subject of negative media coverage as a result of faulty underwriting.
Our interpretation of loans for subprime versus prime is based on a combination of FICO score, loan-to-value ratio, level of income/asset documentation and product classification (conforming, jumbo or government). We consider loans with FICO scores below 620 to be subprime unless they are conforming, fully-documented and with a loan-to-value ratio of less than 95%, however, even in that case, such loans would still be considered to be subprime if the FICO was below 600.
The table below provides information regarding the classification and number of loans originated by TBI Mortgage for each of our last three fiscal years.

	TBI Mortgage Originated		Brokered / Referred
	Loans		Loans		Total Loans
	#	%	#	%	#	%
2010
Prime	1519	100.0%	142	92.8%	1661	99.3%
Alt-A	0	0.0%	9	5.9%	9	0.5%
Sub-Prime	0	0.0%	2	1.3%	2	0.1%
Total	1519	100.0%	153	100.0%	1672	100.0%
2009
Prime	1354	99.8%	144	96.6%	1498	99.5%
Alt-A	1	0.1%	3	2.0%	4	0.3%
Sub-Prime	2	0.1%	2	1.3%	4	0.3%
Total	1357	100.0%	149	100.0%	1506	100.0%
2008
Prime	1926	97.1%	93	83.8%	2019	96.4%
Alt-A	57	2.9%	16	14.4%	73	3.5%
Sub-Prime	1	0.1%	2	1.8%	3	0.1%
Total	1984	100.0%	111	100.0%	2095	100.0%
Note: TBI Mortgage does not incur liability on brokered/referred loans.
TBI Mortgage does not securitize any of its loans, nor does it have any loans to, commitments with or investments in subprime lenders. Accordingly, and as supported by the above table, we consider our exposure to subprime loans to be immaterial.

We trust that the above fully responds to your questions and comments addressed herein. If you have any additional questions or comments, please contact me.
Yours truly,
/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President —
Chief Accounting Officer
Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com